UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2022

Commission File Number: 001-41157

BIONOMICS LIMITED

(Exact Name of Registrant as Specified in Its Charter)

200 Greenhill Road

Eastwood SA 5063

Australia

Tel: +618 8150 7400

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 3, 2022, Bionomics Limited (the “Company”) lodged a press release with the Australian Securities Exchange (the “ASX”), announcing that it has initiated its Phase 2 clinical trial (the PREVAIL Study) to evaluate BNC210 for the acute treatment of Social Anxiety Disorder (SAD), with topline results expected by the end of 2022. The press release is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

Exhibits

99.1	Press Release dated January 4, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bionomics Limited

Date: January 4, 2022	By:	/s/ Errol De Souza
Name: Errol De Souza, Ph.D.
Title: Executive Chairman